United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

BYLAWS

OF

PEOPLE, REMUNERATION AND GOVERNANCE COMMITTEE

The Board of Directors of Vale S.A. ("Vale" or "Company"), in the use of its duties, approved the Bylaws of the Personnel, Remuneration and Governance Committee ("Committee"), in order to regulate its composition and operation, as well as the relationship between the Committee and the other bodies of the Company, pursuant to Section II, of Chapter IV, of Vale's Bylaws, as follows:

CHAPTER I - MISSION

1.1	The Committee's mission is to advise the Board of Directors of Vale, including proposing improvements related to its area of operation, in order to provide greater efficiency and quality to the decisions of this collegiate and ensure that the activities of the Company are conducted in accordance with the laws, ethics and internal controls.

CHAPTER II - COMPOSITION AND REMUNERATION

2.1	The Committee will be constituted by the Board of Directors and composed of 03 (three) to 05 (five) members, subject to the following conditions: a) two of whom will necessarily be members of the Board of Directors and the others appointed among the members of such body, or external specialist professionals, in the case described in item 2.3; b) the number of independent members must be at least equal to the number of non-independent members. The exact number of members will be defined by the Board of Directors at the meeting that appoints them.
2.1.1	The Board of Directors may, in exceptional cases, authorize the appointment of members that exceed the limit of the full composition of the collegiate body.
2.1.2	For the purposes of these Internal Regulations, the expression “independent” has the meaning ascribed to it in the Listing Segment of New Market of B3 S.A. – Brasil Bolsa Balcão.

2.2	The members of the Committee must have proven experience and technical capacity in relation to matters under the responsibility of the Committee.
2.3	The Board of Directors may appoint one or more external specialist professionals, provided they have proven their experience in management or consulting in the area of human resources and/or in the area of corporate governance, and the provisions of aforementioned item 2.1 are respected.
2.4	The criteria and values of the global and individual remuneration of the Committee members will be established annually by the Board of Directors of Vale, when the global amount fixed at the Company's annual general meeting is distributed, and the necessary reimbursable expenses will not be computed in the global amount to the performance of the function.
2.5	The members of the Committee will be reimbursed for travel, food and lodging expenses necessary for the performance of their duties, in compliance with the internal rules and policies adopted by Vale.

CHAPTER III - MANAGEMENT

3.1	The beginning of the term of office of the members of the Committee will take place from the signing of the respective term of office, and will remain in force until (i) the end of the term of management of the members of the Board of Directors of Vale, or (ii) their dismissal by the Board of Directors, or resignation, which may occur at any time.

3.2	Once the term of office of the Committee members has expired, they may be reappointed through a new appointment by the Board of Directors.

3.3	The Coordinator of the Committee must be a regular member of the Board of Directors, chosen by the Board of Directors, and, in his/her eventual absence, it will be up to the Coordinator him/herself to appoint his/her replacement from among the other members and the respective replacement period.

3.3.1	If the Coordinator does not exercise the aforementioned prerogative, the other members will be responsible for appointing from among those present at the meeting the one who will occupy the position of Coordinator of the Committee.

3.4	Committee members will not have substitutes.

3.5	In case of vacancy or removal of any member of the Committee, by the Board of Directors, the Board of Directors shall appoint the substitute member to complete the remaining term of office of the replaced member.

CHAPTER IV - DUTIES

4.1	It is incumbent upon the People, Remuneration and Governance Committee:

(i)	evaluate Vale's human resources policies proposed by the Executive Board to the Board of Directors;
(ii)	support the Board of Directors in monitoring and encouraging initiatives related to Vale's organizational culture, valuing diversity and inclusion;
(iii)	evaluate the adequacy of the remuneration model for the members of the Executive Board and the proposal for the distribution of the global annual budget for the remuneration of the administrators;
(iv)	support the Board of Directors in defining and monitoring performance assessment goals for the Executive Board and other Directors who report directly to the Chief Executive Officer;
(v)	support the Board of Directors in the process of selection, remuneration, annual performance evaluation and removal of the Corporate Governance Secretary and the Compliance Officer, the latter together with the Audit Committee;
(vi)	support the Board of Directors in the process of selection and appointment of the Chief Executive Officer, as well as evaluating the appointment, by the latter, of the other members of the Executive Board and other Officers who report directly to the Chief Executive Officer;
(vii)	monitor the succession plan of the Executive Board and other Directors who report directly to the Chief Executive Officer, including his/her successors, taking into account the desirable experiences and knowledge for these positions so that the Company can meet its objectives and face its challenges;
(viii)	support the Board of Directors in identifying, selecting and recommending potential candidates for members of the Advisory Committees, to make up for any absences, impediments and vacancies in positions, in compliance with Vale's Bylaws;

(ix)	support the Chairman of the Board of Directors in organizing the performance evaluation process of Vale's Board of Directors and Advisory Committees;
(x)	support the Board of Directors in the evaluation of Vale's corporate governance documents, including the Policies, Bylaws, Code of Conduct and Internal Regulations of the Advisory Committees and the Board of Directors, among others, without prejudice to the technical evaluation by other Advisory Committees, in accordance with their respective competencies;
(xi)	promote and ensure the evolution and continuous improvement of Vale's governance practices, including in relation to the structure, scope and composition of the Executive Board and the Advisory Committees of the Board of Directors, and annually review the governance system adopted by the Company;
(xii)	prepare and submit to the Board of Directors the annual work plan of the Committee; and
(xiii)	annually prepare, and submit to the Board of Directors, a report on its performance.

4.2	Committee members must have access to all information and documents necessary for the exercise of their duties.

4.3	It is incumbent upon the Committee Coordinator:

(i)	direct and coordinate the work of the Committee, including the preparation of opinions and minutes;
(ii)	prepare the annual calendar of the Committee's ordinary meetings and inform the Board of Directors and the Executive Board of Vale in advance, as well as annually submit to the Board of Directors the Committee's work plan for the current year and for the following year, if applicable;
(iii)	define the agendas and summon the members of the Committee, subject to the provisions of Chapter V below;
(iv)	coordinate the relationship and interaction with the Board of Directors and, when necessary, with the Executive Board of Vale, in relation to matters within the competence of the Committee, reporting on its progress during the meetings, upon request of the Chairman of the Board of Directors;

(v)	invite external participants to the Committee, albeit without voting rights, who are external and/or Vale experts, in order to provide clarifications and contribute to the technical analysis of the matters to be addressed, observing any conflict of interest issues; and
(vi)	ensure the faithful compliance with these Bylaws.

CHAPTER V - MEETINGS

5.1	The Committee will meet, ordinarily, according to the approved annual calendar, and extraordinarily, when necessary, upon notice at least 3 (three) business days in advance.

5.1.1 Notwithstanding the convening rules established in this Chapter, the meeting attended by all Committee members shall be considered valid.

5.2	The convening of the Committee will always be the responsibility of the Coordinator, who will define the agendas for the meetings, in response to the request of the Board of Directors or any member of the Committee or considering the analysis of the proposal presented by the Executive Board.

5.2.1	The call notice must be made through the governance portal or e-mail, containing the meeting agenda and supporting material, if applicable.

5.2.2	After convening the Committee meeting, the inclusion of a subject on the meeting's agenda is prohibited, as well as the inclusion or any change in the respective support materials without the prior and express authorization of the Coordinator.

5.3	Committee meetings will be held at Vale's headquarters or at a location previously defined by its members, and may also take place by teleconference, videoconference or any other means of simultaneous communication that ensures the effective participation of its members in the meeting. In addition, the Committee will be able to meet virtually through the Governance Portal to resolve on routine matters within its competence.

5.4.	The other members of the Board of Directors who are not members of the Committee may participate in the Committee's meetings, on an exceptional and non-routine basis and without the right to vote, upon prior alignment with the Committee Coordinator, except for matters of conflicts of interest.

5.5	The Committee's meetings will be set up with the presence of the majority of its members and decisions will be taken by the majority of those present.

5.6	Each Committee meeting must be recorded in minutes that will be (i) prepared as soon as possible, (ii) read, approved and signed by the Committee members present at the meeting, (iii) forwarded to the Board of Directors; and (iv) filed at the Company's headquarters.

5.6.1	The members of the Committee may record in the minutes of the meeting and/or in the opinion their observations and recommendations regarding the matters dealt with by the Committee.

5.7	Committee members may be invited to attend meetings of the Board of Directors to provide clarifications on the opinions they have issued.

5.8	The Committee will have the support of Vale's Corporate Governance Department, which will be responsible for:

(i)	organize the infrastructure of Committee meetings;
(ii)	support the convening and dissemination of the agenda and support material for the meetings;
(iii)	chair the meetings, in the preparation of opinions and prepare the respective minutes, collect the signatures of all participants in such documents, disclose them to the Board of Directors and file them at the Company's headquarters;
(iv)	support the Committee Coordinator in the relationship and interaction with the Board of Directors and, when necessary, with the Executive Board and other Vale employees, being the main point of contact in relation to matters within the competence of the Committee; and

CHAPTER VI - RESPONSIBILITIES AND DUTIES

6.1	The members of the Committee undertake to comply with the Bylaws, the Code of Conduct, the Policies on Transactions with Related Parties and Conflict of Interest, Disclosure of Material Fact and Securities Trading, Anti-Corruption and other applicable internal rules.

6.2	The members of the Committee shall be subject to the same legal duties and responsibilities as the administrators, pursuant to article 160 of Law 6.404/1976, including the duty to inform the Board of Directors of the existence of any conflict of interest, pursuant to the Vale's Code of Conduct and Transaction Policy with Related Parties and Conflict of Interest.

6.3	With regard to conflict of interest, Committee members shall, without any additional remuneration, for a period of 6 (six) months from the end of their respective terms of office, for any reason, to abstain from acting as service providers, consultants, employees or in any other form of connection, with people, companies and/or entities where a conflict of interest situation may be found, except with regard to activities developed before and/or during the exercise of their duties as a member of the Committee, declared deemed non-conflicting by Vale.

CHAPTER VII - ASSESSMENT

7.1	The Committee shall annually carry out a performance self-assessment, the result of which will be sent to the attention of the Board of Directors.

7.1.1	The Coordinator will be responsible for coordinating the annual self-assessment process and for sending the respective result to the attention of the Board of Directors.

CHAPTER VIII - AMENDMENT OF THE BYLAWS

8.1	Pursuant to the Bylaws, the rules relating to the functioning of the Committees will be defined by the Board of Directors, and any proposed amendment to these Bylaws must be forwarded for consideration by the Board of Directors, with a view to its approval.

8.2	Any member of the Committee may suggest the discussion and amendment of these Bylaws, at any time, after verifying the need for its adequacy, and the procedure mentioned in item 8.1 must be observed.

8.3.	In the event of any conflict between these Bylaws and Vale's Bylaws, the latter will prevail, and these Bylaws must be amended as necessary.

[These Bylaws were considered by the Committee at the meeting held on Friday, July 16, 2021.]

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: May 27, 2022		Head of Investor Relations